UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___ )*

Granite Ridge Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

387432107

(CUSIP Number)

Emily Fuquay

5217 McKinney Ave., Suite 400

Dallas, Texas 75205

(214) 396-2850

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 387432107	13D	Page 1 of 17 Pages

1	Names of Reporting Persons GREP GP III, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 95,080,584+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 95,080,584+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 95,080,584+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount In Row (11) 71.3%*
14	Type of Reporting Person (See Instructions) OO

+Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 133,294,897 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of October 24, 2022, as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 28, 2022.

CUSIP No. 387432107	13D	Page 2 of 17 Pages

1	Names of Reporting Persons Grey Rock Energy Partners GP III, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 95,080,584+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 95,080,584+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 95,080,584+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 71.3%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 133,294,897 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of October 24, 2022, as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 28, 2022.

CUSIP No. 387432107	13D	Page 3 of 17 Pages

1	Names of Reporting Persons GREP GP III Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 95,080,584+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 95,080,584+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 95,080,584+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 71.3%*
14	Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 133,294,897 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of October 24, 2022, as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 28, 2022.

CUSIP No. 387432107	13D	Page 4 of 17 Pages

1	Names of Reporting Persons Grey Rock Energy Partners GP III-A, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 28,847,450+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 28,847,450+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,847,450+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.6%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 133,294,897 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of October 24, 2022, as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 28, 2022.

CUSIP No. 387432107	13D	Page 5 of 17 Pages

1	Names of Reporting Persons Grey Rock Energy Fund III-A, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 28,847,450+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 28,847,450+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,847,450+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.6%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 133,294,897 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of October 24, 2022, as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 28, 2022.

CUSIP No. 387432107	13D	Page 6 of 17 Pages

1	Names of Reporting Persons GREP Holdco III-A LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 28,847,450+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 28,847,450+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,847,450+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.6%*
14	Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 133,294,897 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of October 24, 2022, as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 28, 2022.

CUSIP No. 387432107	13D	Page 7 of 17 Pages

1	Names of Reporting Persons Grey Rock Energy Partners GP III-B, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 66,233,134+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 66,233,134+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 66,233,134+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 49.7%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 133,294,897 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of October 24, 2022, as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 28, 2022.

CUSIP No. 387432107	13D	Page 8 of 17 Pages

1	Names of Reporting Persons Grey Rock Energy Fund III-B Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 66,233,134+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 66,233,134+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 66,233,134+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 49.7%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 133,294,897 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of October 24, 2022, as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 28, 2022.

CUSIP No. 387432107	13D	Page 9 of 17 Pages

1	Names of Reporting Persons Grey Rock Energy Fund III-B, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 66,233,134+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 66,233,134+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 66,233,134+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 49.7%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 133,294,897 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of October 24, 2022, as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 28, 2022.

CUSIP No. 387432107	13D	Page 10 of 17 Pages

1	Names of Reporting Persons GREP Holdco III-B Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 66,233,134+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 66,233,134+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 66,233,134+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 49.7%*
14	Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 133,294,897 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of October 24, 2022, as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 28, 2022.

CUSIP No. 387432107	13D	Page 11 of 17 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Granite Ridge Resources, Inc., a Delaware corporation (“Issuer” or “Company”), whose principal executive offices are located at 5217 McKinney Ave., Suite 400 Dallas, Texas 75205. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by GREP GP III, LLC, a Delaware limited liability company (“Fund III GP”), Grey Rock Energy Partners GP III, L.P., a Delaware limited partnership (“GREP GP III”), GREP GP III Holdings, LLC, a Delaware limited liability company (“GREP GP III Holdings”), Grey Rock Energy Partners GP III-A, L.P., a Delaware limited partnership (“GP III-A”), Grey Rock Energy Fund III-A, LP, a Delaware limited partnership (“Fund III-A”), GREP Holdco III-A, LLC, a Delaware limited liability company (“Holdco III-A”), Grey Rock Energy Partners GP III-B, L.P. (“GP III-B”), Grey Rock Energy Fund III-B, LP, a Delaware limited partnership (“Fund III-B”), Grey Rock Energy Fund III-B Holdings, L.P., a Delaware limited partnership (“Fund III-B Holdings” and, together with Fund III-A and Fund III-B, collectively, “Fund III”), and GREP Holdco III-B Holdings, LLC, a Delaware limited liability company (“Holdco III-B” and, together with the foregoing entities, the “Filing Parties”) pursuant to their agreement to the joint filing of this Schedule 13D attached hereto as Exhibit A.

Holdco III-A is indirectly controlled by Fund III GP. Fund III GP is the sole general partner of GREP GP III, which is the sole member of GREP GP III Holdings, which is the sole general partner of GP III-A. GP III-A is the sole general partner of Fund III-A, which is the sole member of Holdco III-A. As a result, Fund III GP, GREP GP III, GREP GP III Holdings, GP III-A and Fund III-A may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco III-A.

Holdco III-B is indirectly controlled by Fund III GP. Fund III GP is the sole general partner of GREP GP III, which is the sole member of GREP GP III Holdings, which is the sole general partner of GP III-B. GP III-B is the sole general partner of each of Fund III-B and Fund III-B Holdings. Fund III-B and Fund III-B Holdings are the sole members of Holdco III-B. As a result, Fund III GP, GREP GP III, GREP GP III Holdings, GP III-B, Fund III-B and Fund III-B Holdings may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco III-B.

In connection with the transaction described in Item 3, the Filing Parties were issued in the aggregate, 95,080,584 shares of Common Stock, of which 28,847,450 shares are held directly by Holdco III-A and 66,233,134 shares are held directly by Holdco III-B.

(b) The principal business address of the Filing Parties is 5217 McKinney Ave., Suite 400 Dallas, Texas 75205.

(c) The principal business of Fund III, Holdco III-A and Holdco III-B is investing in oil and gas assets and the securities of companies that hold oil and gas assets. The principal business of Fund III GP is indirectly managing the Funds, Holdco III-A and Holdco III-B.

(d) During the last five years, none of the Filing Parties or any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filing Parties or any of their respective executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 387432107	13D	Page 12 of 17 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock beneficially owned by the Filing Parties was issued as merger consideration by the Company to Holdco III-A and Holdco III-B (collectively, the “Fund III Holdcos”) in exchange for membership interests in GREP Holdings, LLC, a Delaware limited lability company (“GREP Holdings”), upon GREP Holdings’ merger with GREP Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“GREP Merger Sub”), at the closing of the transactions contemplated by the Business Combination Agreement as described in Item 4.

Item 4.	Purpose of Transaction.

Business Combination Agreement

Pursuant to that certain Business Combination Agreement, dated May 16, 2022 (the “Business Combination Agreement”), by and among the Company, Executive Network Partnering Corporation, a Delaware corporation (“ENPC”), GREP Holdings, GREP Merger Sub, and ENPC Merger Sub, Inc., a Delaware corporation, among other things, the Fund III Holdcos contributed certain oil and gas assets to GREP Holdings in exchange for membership interests therein. At the closing of the transactions contemplated by the Business Combination Agreement (the “Transactions”), among other things, the Filing Parties were issued an aggregate of 95,080,584 shares of Common Stock upon GREP Holdings’ merger with GREP Merger Sub.

Registration Rights and Lock-Up Agreement

In connection with the Business Combination Agreement, the Company entered into a Registration Rights and Lock-Up Agreement (the “RRA and Lock-Up Agreement”) with certain former stockholders of ENPC and the Existing GREP Members (as defined below) with respect to the shares of Common Stock that were issued as consideration under the Business Combination Agreement. The RRA and Lock-Up Agreement includes, among other things, the following provisions:

Registration Rights. The Company is required to file a resale shelf registration statement on behalf of certain of the Company’s security holders, including certain of the Filing Parties, promptly after the closing of the Transactions to register shares of Common Stock held by the Fund III Holdcos, GREP Holdco I LLC, a Delaware limited liability company, GREP Holdco II, LLC, a Delaware limited liability company (“Holdco II-A”) and GREP Holdco II-B Holdings, LLC, a Delaware limited liability company (“Holdco II-B” and collectively, the “Existing GREP Members”) and their assignees, and certain former stockholders of ENPC. The RRA and Lock-Up Agreement also provides certain demand rights and piggyback rights to the parties, subject to certain specified underwriter cutbacks and issuer blackout periods. The Company will bear all costs and expenses incurred in connection with the resale shelf registration statement, any demand registration statement, any underwritten takedown, any block trade, any piggyback registration statement and all expenses incurred in performing or complying with its other obligations under the RRA and Lock-Up Agreement, whether or not the registration statement becomes effective.

Lock-Up. Existing GREP Members will not be able to transfer any shares of Company common stock beneficially owned or otherwise held by them for a period that is the earlier of (i) 180 days from the date of closing; (ii) the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and similar transactions) for any 20 trading days within any 30-trading day period; or (iii) the date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property. In connection with and in order to facilitate the closing of the Business Combination, the Company waived the lock-up restrictions with respect to all shares that would have been issued to GREP Holdco I LLC at closing, 3,357,807 shares that would have been issued to GREP Holdco II LLC at closing and 4,967,367 shares that would have been issued to GREP Holdco II-B Holdings, LLC at closing.

CUSIP No. 387432107	13D	Page 13 of 17 Pages

Except as set forth in this Schedule 13D, the Filing Parties do not have any plan or proposal that would relate to, or result in, any of the following matters:

(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer’s business or corporate structure;

(g)  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  Any action similar to any of those enumerated above.

Each of the Filing Parties reserve the right to propose or participate in future transactions which may result in one or more of the above listed actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Filing Parties also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Filing Parties may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

CUSIP No. 387432107	13D	Page 14 of 17 Pages

Item 5.	Interest in Securities of Issuer.

(a) and (b)

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Filing Party and the information set forth in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The aggregate percentage of Common Stock reported owned by the Filing Parties is based upon 133,294,897 shares of Common Stock outstanding as of October 24, 2022, as reported on the Company’s Form 8-K filed with the Securities and Exchange Commission on October 28, 2022.

(c)	Except as described herein, during the past sixty (60) days there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Filing Parties or any person or entity for which the Filing Parties possess voting or dispositive control over the securities thereof.

(d)	Other than as described in this Schedule 13D, to the knowledge of the Filing Parties, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Filing Parties.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

The Filing Parties have entered into a Joint Filing Agreement pursuant to which, among other things, the Filing Parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated November 2, 2022, among the Filing Parties.*
2	Business Combination Agreement, dated May 16, 2022, among the Company, GREP Holdings, ENPC, ENPC Merger Sub and GREP Merger Sub.
3	Registration Rights and Lock-Up Agreement, dated October 24, 2022, among the Company, the Existing GREP Members, ENPC Holdings II, LLC, and the ENPC Equityholders (as defined therein).

*Attached hereto.

CUSIP No. 387432107	13D	Page 15 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      November 2, 2022

GREP GP III, LLC

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager

Grey Rock Energy Partners GP III, L.P.

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P.

GREP GP III Holdings, LLC

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P., the sole member of GREP GP III Holdings, LLC

CUSIP No. 387432107	13D	Page 16 of 17 Pages

Grey Rock Energy Partners GP III-A, L.P.

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P., the sole member of GREP GP III Holdings, LLC, the general partner of Grey Rock Energy Partners GP III-A, L.P.

Grey Rock Energy Fund III-A, LP

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P., the sole member of GREP GP III Holdings, LLC, the general partner of Grey Rock Energy Partners GP III-A, L.P, the general partner of Grey Rock Energy Fund III-A, LP

GREP Holdco III-A, LLC

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P., the sole member of GREP GP III Holdings, LLC, the general partner of Grey Rock Energy Partners GP III-A, L.P, the general partner of Grey Rock Energy Fund III-A, LP, the sole member of GREP Holdco III-A, LLC

CUSIP No. 387432107	13D	Page 17 of 17 Pages

Grey Rock Energy Partners GP III-B, L.P.

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P., the sole member of GREP GP III Holdings, LLC, the general partner of Grey Rock Energy Partners GP III-B, L.P.

Grey Rock Energy Fund III-B, LP

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P., the sole member of GREP GP III Holdings, LLC, the general partner of Grey Rock Energy Partners GP III-B, L.P., the general partner of Grey Rock Energy Fund III-B, LP

Grey Rock Energy Fund III-B Holdings, L.P.

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P., the sole member of GREP GP III Holdings, LLC, the general partner of Grey Rock Energy Partners GP III-B, L.P., the general partner of Grey Rock Energy Fund III-B Holdings, L.P.

GREP Holdco III-B Holdings, LLC

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P., the sole member of GREP GP III Holdings, LLC, the general partner of Grey Rock Energy Partners GP III-B, L.P., the general partner of Grey Rock Energy Fund III-B Holdings, L.P. and Grey Rock Energy Fund III-B, L.P., the sole members of GREP Holdco III-B Holdings, LLC